July 26, 2010
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long
Re:	Neenah Enterprises, Inc. and its subsidiaries’ Application for Qualification on Form T-3 (SEC File No. 22-28933)
Dear Ms. Long:
     In accordance with Section 307 of the Trust Indenture Act of 1939 and the rules promulgated thereunder, the undersigned (the “Applicants”) hereby request that the effective date of the Application for Qualification on Form T-3 referred to above (the “Application”) be accelerated so that the Application becomes effective at 4:30 p.m., Eastern Time, on Monday, July 26, 2010, or as soon thereafter as practicable.
     The Applicants hereby acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing of the Application (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Applicants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
NEENAH FOUNDRY COMPANY
A&M SPECIALTIES, INC.
ADVANCED CAST PRODUCTS, INC.
DALTON CORPORATION
DALTON CORPORATION, ASHLAND
          MANUFACTURING FACILITY
DALTON CORPORATION,
          KENDALLVILLE
          MANUFACTURING FACILITY
DALTON CORPORATION, STRYKER
          MACHINING FACILITY CO.
DALTON CORPORATION, WARSAW
          MANUFACTURING FACILITY
DEETER FOUNDRY, INC.
GREGG INDUSTRIES, INC.
MERCER FORGE CORPORATION
MORGAN’S WELDING, INC.
NEENAH ENTERPRISES, INC.
NEENAH TRANSPORT, INC.
NFC CASTINGS, INC.

By:	/s/ Robert E. Ostendorf, Jr.
	Name:	Robert E. Ostendorf, Jr.
	Title:	President and Chief Executive Officer

Acceleration Request